The Cookie Department, Inc.

BALANCE SHEET
As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money In Clearing	0.00
Bill.com Money Out Clearing	0.00
PayPal	57.38
Petty Cash	258.00
Wells Fargo Checking 6803	73,439.28
Wells Fargo Savings 5991	294.02
Total Bank Accounts	**$74,048.68**
Accounts Receivable	
Accounts Receivable	47,367.32
Total Accounts Receivable	**$47,367.32**
Other Current Assets	
Credit Card Receivables	0.00
Inventory Asset	0.00
Finished Product On Hand	8,923.07
Packaging Inventory	15,911.34
Total Inventory Asset	**24,834.41**
Prepaid Creative Services	0.00
Uncategorized Asset	0.00
Undeposited Funds	750.51
Total Other Current Assets	**$25,584.92**
Total Current Assets	**$147,000.92**
Fixed Assets	
Accumulated Depreciation	-3,849.86
Computers & Equipment	3,410.58
Furniture and Fixtures	0.00
Packaging Equipment	0.00
Printing Plates	3,750.00
Total Fixed Assets	**$3,310.72**
Other Assets	
Accumulated Amoritization	0.00
Deposit - Gas & Cylinders	360.43
Deposit - Packing Machine	3,621.17
Deposit - Rent	500.00
Goodwill	0.00
Loan to Shareholder - AR	62,117.00
Total Other Assets	**$66,598.60**
TOTAL ASSETS	**$216,910.24**

The Cookie Department, Inc.

BALANCE SHEET
As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	27,345.73
Total Accounts Payable	**$27,345.73**
Credit Cards	
American Express -73000	6,545.64
Best Buy Credit Card 8827	1,058.30
Capital One Credit Card	-716.00
Chase Credit Card 2850	23,646.26
US Bank Credit Card 5090	5,055.47
Wells Fargo Business Card 4862	6,301.31
Total Credit Cards	**$41,890.98**
Other Current Liabilities	
Direct Deposit Liabilities	0.00
Hebrew Free - Loan Payable	0.00
Interest Free Loans	
Loan Payable - Kassman	5,000.00
Loan Payable - Jesse Powell	5,000.00
Total Interest Free Loans	**10,000.00**
Kiva User Funds, LLC Interest Free Loan	0.00
Loan Payable - Bob Grossman	23,366.00
Loan Payable - Craig Maunter	0.00
Loan Payable - Pam Marcus	18,475.00
Officer Payables - AR	0.00
Payroll Liabilities	
Federal	-242.78
State	2.47
Total Payroll Liabilities	**-240.31**
Total Other Current Liabilities	**$51,600.69**
Total Current Liabilities	**$120,837.40**

The Cookie Department, Inc.

BALANCE SHEET
As of December 31, 2018

	TOTAL
Long-Term Liabilities	
Convertible Note	
Convertible Note - Andrea Kirschner	16,639.73
Convertible Note - Barry Labov	56,030.13
Convertible Note - Charles Lawrence	10,928.77
Convertible Note - Danielle Woods	11,043.84
Convertible Note - David Ramone	107,413.70
Convertible Note - Noah Alper	10,986.30
Convertible Note - Renae Scott	5,463.56
Convertible Note - Wilson Tsai	10,978.08
Convertible Note Wefunder	66,300.50
Total Convertible Note	**295,784.61**
Irene Unterberger Website Development Loan	2,850.05
Micro Loan - OBDC	15,832.25
N/P - Pkg Machine	0.00
Total Long-Term Liabilities	**$314,466.91**
Total Liabilities	**$435,304.31**
Equity	
Adjustment to Shareholder Equity	-70,564.94
Capital Stock	2,500.00
Craig Maunter	10,000.00
Ruth White	5,000.00
Shaunette	10,000.00
Total Capital Stock	**27,500.00**
Opening Balance Equity {3}	37,500.20
Retained Earnings	-130,350.00
Net Income	-82,479.33
Total Equity	**$ -218,394.07**
TOTAL LIABILITIES AND EQUITY	**$216,910.24**